Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (T123)

Offering Period: April 3, 2012 – April 19, 2012

4-year Digital-Plus Barrier Notes Linked to S&P 500® Index

Return Profile

  4-year Digital Plus Barrier Notes linked to the performance of the S&P 500® Index
  If the Final Level is equal to or greater than the Initial Level, the investor will be entitled to receive the greater of the Fixed Payment Percentage and the uncapped participation in the appreciation of the Underlying
  If the Final Level is less than the Initial Level and a Knock-In Event does not occur, the investor is entitled to receive their principal amount at maturity
  If the Final Level is less than the Initial Level and a Knock-In Event occurs, investors will be entitled to receive a payment at maturity that will be less than their principal amount
  Any payment on the securities is subject to our ability to pay our obligations as they become due

Terms & Knock-In Event

Issuer:	Credit Suisse AG (“Credit Suisse”), Nassau Branch
Trade Date:	Expected to be April 20, 2012
Settlement Date:	Expected to be April 27, 2012
Underlying:	S&P 500® Index
Fixed Payment Percentage:	Expected to be between [32.00-37.00]% (to be determined on the Trade Date).
Redemption Amount:	An amount in cash equal to the principal amount of the securities held multiplied by the sum of 1 plus the Underlying Return.
Underlying Return:	If (a) the Final Level is equal to or greater than the Initial Level, then the maximum of (i) Fixed Payment Percentage and (ii) [(Final Level – Initial Level)/Initial Level], or (b) the Final Level is less than the Initial Level and (i) a Knock-In Event occurs, then: [(Final Level – Initial Level)/Initial Level]; or (ii) a Knock-In Event does not occur, then: zero.
Knock-In Level:	Expected to be approximately 70% of the Initial Level.
Knock-In Event:	A Knock-In Event occurs if the Final Level of the Underlying is equal to or less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:	April 20, 2016
Maturity Date:	April 27, 2016
CUSIP:	22546TQQ7

Benefits

  If the Underlying appreciates, offers either a Fixed Payment Percentage or uncapped participation in the appreciation of the Underlying
  Reduced downside risk due to a 30% contingent buffer

Hypothetical Returns at Maturity

Percentage Change in the Underlying	Underlying Return (1)	Redemption Amount per $1,000 Principal Amount (Knock In Event Occurs) (1)(2)
50%	50%	$1,500
40%	40%	$1,400
30%	34.5%	$1,345
20%	34.5%	$1,345
10%	34.5%	$1,345
0%	34.5%	$1,345
-10%	0%	$1,000
-20%	0%	$1,000
-30%	-30%	$700
-40%	-40%	$600
-50%	-50%	$500

(1)	Assumes a Fixed Payment Percentage of 34.5% (the midpoint of the expected range) (to be determined on Trade Date).

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•	Investment may result in a loss of up to 100% of principal
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse
•	The securities do not pay interest
•	The return on the securities is affected by the Final Level and the occurrence of a Knock-In Event
•	Redemption Amount will be less than the principal amount if the Final Level is less than the Initial Level and a Knock-In Event occurs. In such case, the return will be based on the percentage change in the Underlying

(See “Additional Risk Considerations” on the next page)

Product Summary

Horizon (years)	4-year
Principal Repayment	Principal at Risk
Investment Objective	Appreciation
Market Outlook	Bullish

FINANCIAL PRODUCTS FACT SHEET

Offering Period: April 3, 2012 – April 19, 2012

4-year Digital-Plus Barrier Notes Linked to S&P 500® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 3, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. T-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010312001735/dp29777_424b2-t123.htm

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.